Exhibit 21

SUBSIDIARIES

Subsidiaries as of June 30, 2009

Name of Subsidiary	Jurisdiction of Incorporation
ShoreTel UK Limited	United Kingdom
ShoreTel GmbH	Germany
ShoreTel Pty. Limited	Australia